BioMarin

June 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Daniel Duchovny, Division of Corporation Finance, Office of Mergers & Acquisitions

Re:	BioMarin Pharmaceutical Inc.

Inozyme Pharma, Inc.

Schedule TO-T

Filed June 2, 2025

File No. 005-91586

Dear Mr. Duchovny,

This letter responds to the comment letter dated June 9, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”) of BioMarin Pharmaceutical Inc. (“Parent”) and Incline Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”). Concurrently with our submission of this letter, Parent and Purchaser are filing an amendment to the Schedule TO, setting forth the changes described herein (the “TO Amendment”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

For the convenience of the Staff, Parent and Purchaser have reproduced in italics the text of the Staff’s comments, with their response immediately following each comment.

Schedule TO-T filed June 2, 2025

Offer to Purchase - Background of the Offer, page 28

1.	Please revise your disclosure to describe the preliminary discussions Parent carried out in 2024 with Inozyme, including the individuals involved and the setting of such discussions.

Response: Parent and Purchaser respectfully acknowledge the Staff’s comment and advise the Staff that the TO Amendment sets forth revised disclosure on page 28 of the Offer to Purchase in response to the Staff’s comment.

2.

Describe the negotiations of the tender and support agreements. In addition, disclose the name of the shareholders with whom you negotiated the agreements and, if different, those with whom you entered into agreement.

Response: Parent and Purchaser respectfully acknowledge the Staff’s comment and advise the Staff that the TO Amendment sets forth revised disclosure on pages 29 and 51 of the Offer to Purchase in response to the Staff’s comment.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned or to Jamie Leigh, Cooley LLP at (415) 693-2190 or Ben Beerle, Cooley LLP at (415) 693-2192.

Sincerely,

/s/ G. Eric Davis
G. Eric Davis
Executive Vice President, Chief Legal Officer
BioMarin Pharmaceutical Inc.

cc:	Jamie Leigh, Cooley LLP

Ben Beerle, Cooley LLP